SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant
To Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to Rule 13d-2(b)

(Amendment No. _____)

Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
June 26, 2008
(Date of Event Which Requires Filing of this Statement)

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

SCHEDULE 13G

CUSIP No.	Y62159101	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	5	SOLE VOTING POWER

NUMBER OF		6,035,000 shares. *

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,035,000 shares. *

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,035,000 shares.*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.1%

12	TYPE OF REPORTING PERSON

CO
* The beneficial ownership reflected above does not include 7,600,000 shares of common stock issuable upon exercise of founder warrants and 6,035,000 shares of common stock issuable upon exercise of sponsor warrants, that are not currently exercisable nor will they become exercisable within 60 days.

Item 1(a).	Name of Issuer:

Navios Maritime Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

85 Akti Miaouli Street
Piraeus, Greece 185 38

Item 2(a).	Name of Person Filing:

Navios Maritime Holdings Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

85 Akti Miaouli Street
Piraeus, Greece 185 38

Item 2(c).	Citizenship:

Republic of the Marshall Islands

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

Y62159101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Page 3 of 5 pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount beneficially owned: 6,035,000 shares of common stock.

(b)	Percent of class: 19.1%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 6,035,000 shares of common stock.

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 6,035,000 shares of common stock.

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2010	Navios Maritime Holdings Inc.
	By:	/s/ Angeliki Frangou
		Name:	Angeliki Frangou
Chief Executive Officer

Page 5 of 5 pages